20770 Hwy 281 N., Suite 108-619

San Antonio, TX 78258

210-540-1681 (P)

November 12, 2020

VIA EDGAR

US Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Re:	Timothy Plan Definitive Proxy Statement
File Nos. 811-08228 and 333-73248

Ladies and Gentlemen:

On behalf of the Timothy Plan (the “Trust”), transmitted herewith for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 (the “1934 Act”) is Registrant’s Definitive Proxy Statement which will be used in connection with a special meeting of the shareholders of the Timothy Plan Fixed Income Fund, Timothy Plan High Yield Bond Fund, and Timothy Plan Growth and Income Fund, each a separate series of the Trust, to be held on Monday, December 21, 2020 (the “Special Meeting”). This Definitive Proxy Statement consists of a notice of meeting, the proxy statement and form of proxy. This information, including the Proxy Statement, will be mailed to the Trust’s shareholders on or about November 12, 2020.

The Trust filed its Preliminary Proxy Statement on October 28, 2020 and received comments from staff on November 9, 2020. This Definitive Proxy addresses each of those comments. Specifically:

1.	The Proxy effective date has been updated.

2.	All defined terms have been properly capitalized throughout the document.

3.	In the Notice, the term “Fund Shareholders” has been changed to “Fund shareholders” throughout the document to make clear that it is not a defined term with a special meaning.

5.

In the Notice, the current controlling entity of BHMS and the pending successor entity have both been defined. Further, a discussion relating to an interim agreement with BHMS to cover the period from November 30 to December 21, 2020 is included in the proxy statement.

6.	In the Notice, the word “re-engage” has been changed to “re-hire” to provide a more active voice.

7.	In the Proxy Statement, the Heading entitled “Items for Consideration” has been changed to “Proposals for Consideration”.

8.	Under the heading “Board Considerations”, a discussion of the Gartenberg factors has been added.

Please direct all questions or comments regarding the foregoing to me at 866-862-1719. Thank you for your consideration.

Sincerely,

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DAVID D. JONES, Esq.